File No. 030-00354

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

AMENDMENT NO. 1 TO

FORM U5S

ANNUAL REPORT

FOR THE FISCAL YEAR ENDED MARCH 31, 2005

Filed pursuant to the
Public Utility Holding Company Act of 1935 by

National Grid plc
National Grid (US) Holdings Limited
National Grid (US) Investments 4
National Grid (US) Partner 1 Limited
National Grid (US) Partner 2 Limited
1-3 Strand
London, WC2N 5EH
England

National Grid General Partnership
One Rodney Square
Wilmington, DE 19801

National Grid Holdings Inc.
National Grid USA
25 Research Drive
Westborough, MA 01582

Explanatory Note

National Grid plc (formerly National Grid Transco plc) is filing this amendment to its Annual Report on Form U5S for the fiscal year ended March 31, 2005 in order to provide the final versions of the financial statements in Supplements A-1 and A-2, as draft versions were inadvertently filed. These final versions differ from the earlier drafts in that they identify the currency as being US dollars rather than UK pounds sterling. They also differ in three other respects: (i) they are labeled as being UK GAAP; (ii) certain reclassifications have been made between line items; and (iii) there are notes to explain consolidation adjustments. These changes do not affect the financial statements of National Grid USA and its subsidiaries, and the financial statements of those companies have not been revised. Except as described above, no changes have been made to the Annual Report.

SIGNATURES

Each undersigned system company has duly caused this amendment to annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935. The signature of each undersigned company shall be deemed to relate only to matters having reference to such company or its subsidiaries.

NATIONAL GRID PLC
NATIONAL GRID (US) HOLDINGS LIMITED
NATIONAL GRID (US) INVESTMENTS 4
NATIONAL GRID (US) PARTNER 1 LIMITED
NATIONAL GRID (US) PARTNER 2 LIMITED
NATIONAL GRID HOLDINGS INC.
NATIONAL GRID USA

Date: September 14, 2005	By:	/s/ John G. Cochrane
John G. Cochrane Senior Vice President, National Grid USA

NATIONAL GRID GENERAL PARTNERSHIP
By its general partner, National Grid US Partner (1) Limited

Date: September 14, 2005	By:	/s/ John G. Cochrane
John G. Cochrane Senior Vice President, National Grid USA

By its general partner, National Grid US Partner (2) Limited

Date: September 14, 2005	By:	/s/ John G. Cochrane
John G. Cochrane Senior Vice President, National Grid USA